UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                                        SEC File Number: 1-13817

                                   FORM 12b-25         CUSIP Number: 099469108

                           NOTIFICATION OF LATE FILING

(Check  One):

     ( ) Form 10-K and Form 10-KSB  ( ) Form 20-F  (X) Form 10Q and Form 10-QSB
     ( ) Form N-SAR

     For  Period  Ended:  MARCH  31,  2000

     ( )     Transition  Report  on  Form  10-K and Form 10-KSB
     ( )     Transition  Report  on  Form  20-F
     ( )     Transition  Report  on  Form  11-K
     ( )     Transition  Report  on  Form  10-Q and Form 10-QSB
     ( )     Transition  Report  on  Form  N-SAR

     For  the  Transition  Period  Ended:

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    Read Attached Instruction Sheet Before Preparing Form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION


-----------------------------------
Full  Name  of  Registrant: BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC.


Former  Name  if  Applicable: Not Applicable.


Address of Principal Executive Office (Street and Number):
   777 POST OAK BOULEVARD, SUITE 800


City,  State  and  Zip  Code:     HOUSTON, TEXAS 77056

                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (X)     (a)     The  reasons  described in reasonable detail in Part III of this  form  could  not  be  eliminated  without  unreasonable effort or expense;

     ( ) (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on the Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     ( )     (c)     The  accountant's  statement  or  other exhibit required by
Rule  12b-25(c)  has  been  attached  is  applicable.

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed.)

     The Registrant has not yet completed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, pending the completion of its Annual Report on Form 10-K for the year ended December 31, 1999. The Registrant has been unable to file its Annual Report on Form 10-K because the audit of the Registrant's financial statements has not been completed, as explained in the Registrant's filing on Form 12b-25 in connection therewith. The audit of the Registrant's year end financial statements has commenced and the Registrant will file its Form 10-Q for the March 31, 2000, quarter after the audit is complete and it has filed its Form 10-K for the year ended December 31, 1999.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Larry Ramming                    (713)                    621-7911
     ---------------                    -----               ------------------
          (Name)                    (Area  Code)            (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no identify report(s).
YES   _____      NO   X

The Registrant has not yet filed its annual report on Form 10-K for the year ended December 31, 1999.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
YES    X      NO   ____


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results for the quarter ended March 31, 2000, will not be completed until the audit of the Registrant's results for the year ended December 31, 1999, is completed. As mentioned in its Form 12b-25 in connection with the delay in filing its annual report on Form 10-K, the Registrant anticipates reporting a significant increase in losses in comparison to its fiscal year ended December 31, 1998, due to the effect of decreased activity in the exploration and production business sectors during this period, as well as losses due to the classification of its ITS subsidiary as a discontinued operation effective December 31, 1999. The Registrant is unable to make a reasonable estimate of its results of operations for the quarter ended March 31, 2000, as its efforts to date have focused on the completion of the audit of its results of operations for the year ended December 31, 1999.



             BOOTS & COOTS INTERNATIONAL WELL CONTROL, INC
            ------------------------------------------------
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          MAY 16, 2000                  By: /S/ LARRY H. RAMMING
               ------------                      ---------------------------
                                                 CHIEF EXECUTIVE OFFICER

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than the executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).l

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1.     This  form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General
Rules  and  Regulations  under  the  Securities  Exchange  Act  of  1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.